UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CHANGE IN AUDIT COMMITTEE COMPOSITION

Luxoft Holding, Inc (the “Company” or “we”) announced that the Board of Directors of the Company appointed Esther Dyson as an additional independent director to serve on the Audit Committee of the Board, effective May 28, 2014.  Ms. Dyson has been a member of the Board since her appointment on February 12, 2014, as disclosed on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on February 13, 2014.  Mr. Vladimir Morozov resigned from the Audit Committee effective May 28, 2014.  As compensation for her services on the Board and the Audit Committee, Ms. Dyson will be entitled to standard compensation available to non-employee directors of the Company.

With the above changes, composition of the Board of the Company remains the same, and the Audit Committee now consists of Messrs. Thomas R. Pickering and Marc Kasher, and Ms. Esther Dyson.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: May 29, 2014	By:	/s/ Roman Yakushkin
Name: Roman Yakushkin
Title: Chief Financial Officer